15047459

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich 404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
3/10/15

OATH OR AFFIRMATION

I, Sarah Rich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sarah Rich
Signature

Chief Financial Officer
Title

Nathaniel Austin III

NATHANIEL AUSTIN III
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires Nov. 12, 2016

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2014
With Report of Independent
Registered Public Accounting Firm

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2014

Contents

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc., (the Company) as of December 31, 2014, and the related statements of comprehensive income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the 2013 financial statements have been restated to correct a misstatement related to expenses from affiliates. Our opinion is not modified with respect to this matter.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2015

1502-1409403

A member firm of Ernst & Young Global Limited

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	59,238,886
Securities segregated under Federal and other regulations		4,524,810
Securities owned		7,463
Commissions receivable		3,207,269
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $6,686,508		1,366,596
Goodwill		42,706,365
Prepaid assets		34,356,903
Current income tax receivable from Parent		15,650,729
Other assets		2,398,383
Total assets	$	163,457,404
Liabilities and shareholder's equity		
Liabilities:		
Accrued compensation and benefits	$	21,065,449
Deferred income tax payable to Parent		4,160,995
Payable to Parent		96,756
Accrued other expenses		2,506,468
Total liabilities		27,829,668
Shareholder's equity:		
Common stock, $1 par value; 52,125 shares authorized 52,125 shared issued and outstanding		52,125
Additional paid-in capital		93,944,723
Retained earnings		41,630,888
Total shareholder's equity		135,627,736
Total liabilities and shareholder's equity	$	163,457,404

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Comprehensive Income

Year Ended December 31, 2014

Revenues		
Commissions	$	186,247,399
Investment management income		99,056,194
Trading gains		24,968,130
Other income		8,781,308
Total revenue		319,053,031
Expenses		
Compensation and benefits		183,933,670
Expense from affiliate		60,587,857
Clearing expense		30,082,068
Legal, consulting, and examination fees		3,489,262
Computer services		2,837,881
Office expense		1,034,873
Other expenses		2,484,010
Occupancy and equipment		867,092
Total expenses		285,316,713
Income before taxes		33,736,318
Income tax expense		(12,862,977)
Net income	$	20,873,341
Total other comprehensive income		-
Total Comprehensive income	$	20,873,341

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 52,125	$ 76,115,636	$ 54,821,901	$ 130,989,662
Prior period adjustment	–	–	(13,564,354)	(13,564,354)
Balance, December 31, 2013 (as restated)	$ 52,125	$ 76,115,636	$ 41,257,547	$ 117,425,308
Distribution to Parent	–	–	(20,500,000)	(20,500,000)
Contribution from Parent	–	17,829,087	–	17,829,087
Net income	–	–	20,873,341	20,873,341
Balance, December 31, 2014	$ 52,125	$ 93,944,723	$ 41,630,888	$ 135,627,736

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows provided by operating activities		
Net income	$	20,873,341
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		458,982
Deferred tax provision		(1,236,245)
(Increase) decrease in operating assets:		
Securities segregated under Federal and other regulations		(2,354)
Securities owned		(6,756)
Commissions receivable		395,043
Prepaid assets		(8,570,389)
Other assets		(1,477,173)
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits		5,269,569
Income tax payable to Parent		(5,915,621)
Payable to Parent		(63,299,816)
Accrued other expenses		1,154,487
Net cash used in operating activities		(52,356,932)
Cash flows used in investing activities		
Purchases of furniture and equipment		(779,995)
Net cash used in investing activities		(779,995)
Cash flows used in financing activities		
Contribution from Parent		17,829,087
Distribution to Parent		(20,500,000)
Net cash used in financing activities		(2,670,913)
Net decrease in cash and cash equivalents		(55,807,840)
Cash and cash equivalents, beginning of year		115,046,726
Cash and cash equivalents, end of year	$	59,238,886
Supplemental cash flow information		
Cash paid for income taxes to Parent	$	20,089,025

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust, and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2014, is cash of $14,570,491 and $44,668,395 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2014, total securities of $4,524,810 have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the statement of operations in occupancy and equipment expense. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis and included in commissions in the accompanying statement of comprehensive income.

The Company recognizes fee income earned from investment advisory services which is calculated per contracted percentage fees based on current market value of assets under management. This revenue is recorded as investment management income in the accompanying statement of comprehensive income.

Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains, primarily mark-ups on the trades, and losses are recorded on a trade-date basis in trading gains in the accompanying statement of comprehensive income.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in other income in the accompanying statement of comprehensive income.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date which are amortized on a straight line basis over the remaining useful life of the asset. Prepaid assets relating to advances are amortized over the period of expected future revenue generation.

Expense to Affiliates

Affiliates of the Company provide services to STIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision. For additional information on the Company's activities related to income taxes, see Note 9, "Income Taxes."

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the tax sharing policy applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's

income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by SunTrust Banks, Inc.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2014.

3. Restatement of Financial Statements

The Company has restated its shareholder's equity balances at December 31, 2013 included within the Statement of Changes in Shareholder's Equity to correct an error in the balances previously reported. The error of approximately $5.2 million pre-tax resulted from services provided to the Company by affiliates that were not appropriately billed in accordance with an intercompany agreement. An additional error resulted from the Company not recognizing certain expenses which were not previously billed to the Company related to services provided by SunTrust Bank and resulted in a pre-tax adjustment of approximately $16.7 million. As a result, for the year ended December 31, 2013, net income would have decreased by a total of $21.9 million pre-tax and $13.6 million after-tax, which is recorded as an adjustment to retained earnings.

A summary of the effects of the restatement for the correction of the error on the Statement of Changes in Shareholder's Equity at December 31, 2013 is as follows:

	December 31, 2013 Previously reported	Adjustment	December 31, 2013 As restated
Retained earnings	$ 54,821,901	(13,564,354)	$ 41,257,547
Total equity	$ 130,989,662	(13,564,354)	$ 117,425,308

4. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-04, *Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).* The ASU requires additional disclosures about joint and several liability arrangements and requires the Company to measure obligations resulting from joint and several liability arrangements as the sum of the amount the Company agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the Company expects to pay on behalf of its co-obligors. The ASU is effective for the fiscal years and interim periods beginning after December 15, 2013. The Company adopted the ASU as of January 1, 2014 and the adoption did not have an impact on the Company's financial position or results of operations.

In June 2013, the FASB issued ASU 2013-08, *Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements.* The ASU clarifies the characteristics of an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. The ASU is effective for the fiscal years and interim periods beginning after December 15, 2013. The Company adopted the ASU as of January 1, 2014 and the adoption did not have an impact on the Company's financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* The ASU supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for fiscal years beginning January 1, 2017. The Company is continuing to evaluate the impact of the ASU.

In August 2014, the FASB issued ASU 2014-15, "Preparation of Financial Statements – Going Concern." This standard provides guidance about management's responsibility to evaluate whether there is a substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard will become effective for annual periods ending after December 15, 2016. The Company is continuing to evaluate the impact of this ASU.

5. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2014. Money market funds of $44,668,395, included in cash and cash equivalents, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $4,524,810 of marketable securities primarily in

U.S. Treasuries and of $7,463 of marketable and non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value. The marketable other securities are Level 1 instruments and the non-marketable securities are considered Level 3 assets. The total amount of gains relating to the securities owned for the period included in trading grains and net losses in the statement of comprehensive income is not significant. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2014.

6. Related-Party Transactions

During the period ended December 31, 2014, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2014, financial statements, are as follows:

Cash and cash equivalents	$14,570,491
Securities segregated under Federal and other regulations	4,524,810
Current income taxes receivable from Parent	15,650,729
Deferred income taxes payable to Parent	4,160,995
Payable to Parent	96,756
Commissions	248,810
Expense to affiliates	60,587,857
Other income	6,972,537

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Expense to affiliates arises from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount or utilization. See Note 3, Restatement of Financial Statements, where the Company discloses a prior period adjustment related to Expense to affiliates. Other income primarily represents referral fees from the SunTrust Private Wealth and Mortgage lines of business.

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also parties to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated,

based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2014, the Company experienced no material net losses as a result of the indemnity. The clearing agreement expires in May 2020.

9. Employee Benefits

The Company participates in the pension plan and other employee benefit plans of STI for the benefit of substantially all employees of the Company. Costs of the pension plan are allocated to the Company based on its estimated pro rata share. Benefit information is not available from the

actuary for individual subsidiaries of STI. The Company's expense allocated to the pension and other employee benefit plans was $12,651,754 which is included in compensation and benefits expense in the accompanying statement of comprehensive income. The Company incurred $122,420,904 in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying statement of comprehensive income.

The Parent provides stock-based awards through the SunTrust Banks Inc. 2010 Stock Plan (as amended and restated effective January 1, 2012) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's restricted stock expense for 2014 was $1,027,494 which is also included in compensation and benefits expense in the accompanying statement of comprehensive income. At December 31, 2014, there was $299,978 of unrecognized stock-based compensation expense related to restricted stock and stock options.

10. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the tax sharing policy applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of comprehensive income as determined in accordance with ASC 740, "Accounting for Income Taxes," are as follows:

	2014		
	Current	Deferred	Total
Federal	$ 9,785,008	$ 1,403,971	$ 11,188,979
State	1,841,724	(167,726)	1,673,998
	$ 11,626,732	$ 1,236,245	$ 12,862,977

A reconciliation of the expected income tax expense/(benefit) computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2014
Income tax at federal statutory rate of 35%	$ 11,807,711
State income taxes, net of federal benefit	1,088,099
Other	(32,833)
Total provision for income taxes	$ 12,862,977

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The significant components of the deferred tax assets and deferred tax liabilities, net of the federal impact for state taxes, as of December 31, 2014 were as follows:

	2014
Deferred Tax Assets:	
Employee benefits	$ 8,863,885
State tax credit	261,697
Other	11,985
Total Deferred Tax Assets	$ 9,137,567
Deferred Tax Liabilities:	
Prepaid expenses	$ (13,091,699)
Fixed assets	(206,863)
Total Deferred Tax Liabilities	$ (13,298,562)
Net Deferred Tax Liabilites	$ (4,160,995)

The deferred tax assets include state tax credit carryforwards of $261,697 as of December 31, 2014, that will expire, if not utilized, in 2018. The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more likely than not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. SunTrust Banks, Inc.'s federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2010. With limited exceptions, SunTrust Banks, Inc. and the Company are no longer subject to examination by state and local taxing authorities for taxable years prior to 2006.

11. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2014, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2014, the Company had net capital, as defined, of $35,242,188, which was $33,388,244 in excess of the required net capital of $1,853,944. The Company's ratio of aggregate indebtedness to net capital was 0.79:1 at December 31, 2014, which is below the 15:1 maximum allowed.

12. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. There are anticipated distributions to Parent which are a routine part of our process that will likely occur over the next six months.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

BROKER OR DEALER	
SUNTRUST INVESTMENT SERVICES, INC.	as of 12/31/14

COMPUTATION OF NET CAPITAL

Item		Code			Code
1. Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 135,627,736	3480
2. Deduct: Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				135,627,736	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 135,627,736	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 99,453,031		3540
1. Additional charges for customers' and non-customers' security accounts					3550
2. Additional charges for customers' and non-customers' commodity accounts					3560
B. Aged fail-to-deliver:					3570
1. number of items		3450			
C. Aged short security differences-less reserve of	$	3460			3580
number of items		3470			
D. Secured demand note deficiency					3590
E. Commodity futures contracts and spot commodities - proprietary capital charges					3600
F. Other deductions and/or charges			94		3610
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)					3615
H. Total deductions and/or charges				(99,453,125)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 36,174,611	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments			$		3660
B. Subordinated securities borrowings					3670
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper					3680
2. U.S. and Canadian government obligations			33,936		3690
3. State and municipal government obligations					3700
4. Corporate obligations					3710
5. Stocks and warrants					3720
6. Options					3730
7. Arbitrage					3732
8. Other securities			898,487		3734
D. Undue concentration					3650
E. Other (List)			0 (3736)	(932,423)	3740
10. Net Capital				$ 35,242,188	3750

OMIT PENNIES

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2014, filed on February 24, 2015.

BROKER OR DEALER

SUNTRUST INVESTMENT SERVICES, INC. as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	1,853,944	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	1,853,944	3760
14. Excess net capital (line 10 less 13)	$	33,388,244	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	32,461,273	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	27,809,148	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	27,809,148	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	78.91	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%	78.91	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2014, filed on February 24, 2015.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Schedule of Non Allowable Assets

December 31, 2014

Non-marketable securities	$	1,989
Furniture, equipment, and leasehold improvements		1,366,596
Commissions receivable		2,972,066
Goodwill		42,706,365
Prepaids and other assets		52,406,015
Total nonallowable assets	$	99,453,031

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2014, filed on February 24, 2015.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that rule.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control under paragraph (k)(2)(ii) of that rule.

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
201
SECTION

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have reviewed management's statements, included in the accompanying SunTrust Investment Services, Inc. Exemption Report, in which (1) SunTrust Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2015

A member firm of Ernst & Young Global Limited

SunTrust Investment Services, Inc.'s Exemption Report

SunTrust Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17.C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii), (the "exemption provision").

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year from June 1, 2014 to December 31, 2014 except as described on the attached.

SunTrust Investment Services, Inc.

I, Sarah Rich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sarah Rich

Chief Financial Officer

February 27, 2015

Date	Amount	Nature
06/02/14	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/02/14	$ 9,922	Check was received by advisor and not promptly transmitted to operations within designated time period
06/02/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/03/14	$ 87,084	Check was received by advisor and not promptly transmitted to operations within designated time period
06/03/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/03/14	$ 83,700	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/03/14	$ 22,351	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/03/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 1,010	Check was received by advisor and not promptly transmitted to operations within designated time period
06/04/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 300,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/04/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/04/14	$ 61,380	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/05/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/05/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/05/14	$ 26,040	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/05/14	$ 52,085	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/14	$ 39,296	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/14	$ 101,145	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/14	$ 41,790	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/05/14	$ 57,907	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/06/14	$ 91,009	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/09/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/09/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/09/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/09/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/09/14	$ 138,621	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 110,101	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/10/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/11/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/11/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/11/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/11/14	$ 33,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
6/12/2014	$ 15,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
6/12/2014	$	24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/12/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	60,450	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/13/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/16/14	$	60,450	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/16/14	$	48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/16/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/16/14	$	470,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/17/14	$	23,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/17/14	$	14,378	Check was received by advisor and not promptly transmitted to operations within designated time period
6/17/2014	$	25,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/17/14	$	31,620	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	57,441	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	88,185	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	215,034	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	764,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	9,588	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	52,819	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	47,178	Check was received by advisor and not promptly transmitted to operations within designated time period
06/18/14	$	121,241	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/18/14	$	25,110	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/19/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/19/14	$	37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/19/14	$	1,235,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/19/14	$	46,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/19/14	$	37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	188,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	94,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	24,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	5,124	Check was received by advisor and not promptly transmitted to operations within designated time period
06/20/14	$	69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	116,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	28,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/20/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
6/23/2014	$	28,364	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	46,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
06/23/14	$	52,784	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	64,170	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	49,088	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	27,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/23/14	$	105,222	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/24/14	$	560	Check was received by advisor and not promptly transmitted to operations within designated time period
6/24/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/24/14	$	79,050	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/24/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/25/14	$	1,917,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/25/14	$	5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/25/14	$	480,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/25/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/25/14	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/25/14	$	74,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/26/14	$	274	Check was received by advisor and not promptly transmitted to operations within designated time period
06/26/14	$	274	Check was received by advisor and not promptly transmitted to operations within designated time period
06/26/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
6/26/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/26/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/26/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	470,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
6/27/2014	$	20,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	39,990	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/27/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/30/14	$	16,405	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/30/14	$	301,301	Check was received by advisor and not promptly transmitted to operations within designated time period
06/30/14	$	14,157	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/30/14	$	384,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
06/30/14	$	48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/01/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/01/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/01/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
7/1/2014	$	40,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/01/14	$	24,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/01/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/02/14	$	55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/02/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/02/14	$	93,204	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/02/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/02/14	$	89,871	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/03/14	$	294,939	Check was received by advisor and not promptly transmitted to operations within designated time period
07/03/14	$	74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	148,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	27,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/07/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
07/08/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/08/14	$ 24,087	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/08/14	$ 84,630	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/08/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/08/14	$ 10,407	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/08/14	$ 274,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/09/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/09/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/09/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/09/14	$ 2,947	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/14	$ 17	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/14	$ 38,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/09/14	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/14	$ 2,500	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/10/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/10/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/10/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/10/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/11/14	$ 355,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/11/14	$ 376,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 44,390	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 800	Check was received by advisor and not promptly transmitted to operations within designated time period
07/14/14	$ 83,700	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/14/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/15/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/15/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/15/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/16/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/16/14	$ 35,720	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/16/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/16/14	$ 138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/17/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/17/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/17/14	$ 40,283	Check was received by advisor and not promptly transmitted to operations within designated time period
07/17/14	$ 62,181	Check was received by advisor and not promptly transmitted to operations within designated time period
07/17/14	$ 46,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/17/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/17/14	$ 1,401	Check was received by advisor and not promptly transmitted to operations within designated time period
07/17/14	$ 6,080	Check was received by advisor and not promptly transmitted to operations within designated time period
07/17/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 10,258	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 10,258	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 470,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 192,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 23,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
07/18/14	$ 138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/18/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/21/14	$ 244	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/14	$ 24	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/14	$ 362	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/21/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/22/14	$ 58,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/22/14	$ 58,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/22/14	$ 60,775	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/22/14	$ 96,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/23/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/24/14	$ 40	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/24/14	$ 25,461	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/25/14	$ 8,869	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/25/14	$ 24,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 1,276	Check was received by advisor and not promptly transmitted to operations within designated time period
07/28/14	$ 138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 41,625	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 250,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 13,598	Check was received by advisor and not promptly transmitted to operations within designated time period
07/28/14	$ 26,222	Check was received by advisor and not promptly transmitted to operations within designated time period
07/28/14	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
7/28/2014	$ 57,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/28/14	$ 41,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 229,288	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/29/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
07/30/14	$	69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$	100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/30/14	$	37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$	24,180	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/30/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/31/14	$	5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/31/14	$	20,460	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/31/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/31/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
07/31/14	$	2,354	Check was received by advisor and not promptly transmitted to operations within designated time period
08/01/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/1/2014	$	75,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/01/14	$	47,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/01/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/01/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/4/2014	$	120,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	46,128	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	4,333	Check was received by advisor and not promptly transmitted to operations within designated time period
08/05/14	$	2,385	Check was received by advisor and not promptly transmitted to operations within designated time period
08/05/14	$	2,276	Check was received by advisor and not promptly transmitted to operations within designated time period
08/05/14	$	91	Check was received by advisor and not promptly transmitted to operations within designated time period
08/05/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	60,079	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/05/14	$	32,550	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/06/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/07/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/07/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/7/2014	$	131,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/07/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/08/14	$	50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/08/14	$	672,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/08/14	$	38,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/08/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/08/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/11/14	$	27,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/11/14	$	51,150	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/11/14	$	138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/11/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/11/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	38,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/12/14	$	6,400	Check was received by advisor and not promptly transmitted to operations within designated time period
08/13/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$	37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$	37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/13/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
08/13/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/13/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 46,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/15/14	$ 38,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/18/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/18/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/18/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/19/14	$ 131,878	Check was received by advisor and not promptly transmitted to operations within designated time period
08/19/14	$ 68,815	Check was received by advisor and not promptly transmitted to operations within designated time period
08/19/14	$ 2,600	Check was received by advisor and not promptly transmitted to operations within designated time period
8/19/2014	$ 24,159	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/19/2014	$ 30,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 35,340	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 79,050	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 79,050	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/20/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 600	Check was received by advisor and not promptly transmitted to operations within designated time period
08/21/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 116,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/21/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/22/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/22/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/22/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/22/14	$ 48,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/22/14	$ 116,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/25/14	$ 317,347	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/25/14	$ 43,475	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/25/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/25/14	$ 2,717	Check was received by advisor and not promptly transmitted to operations within designated time period
08/26/14	$ 139,925	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$ 8,394	Check was received by advisor and not promptly transmitted to operations within designated time period
8/26/2014	$ 70,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$ 65,100	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
08/26/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/26/14	$	1,167	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/14	$	28,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/27/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/27/14	$	120,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/27/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/27/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/27/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/28/14	$	1,880,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/28/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/28/14	$	387,792	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/28/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/28/14	$	630,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	48,125	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	73,917	Check was received by advisor and not promptly transmitted to operations within designated time period
08/29/14	$	269,808	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/29/2014	$	40,052	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/29/2014	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
8/29/2014	$	116,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	13,397	Check was received by advisor and not promptly transmitted to operations within designated time period
08/29/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	275,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
08/29/14	$	1,527	Check was received by advisor and not promptly transmitted to operations within designated time period
08/29/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/2/2014	$	48,562	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/02/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/02/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/02/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/02/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/04/14	$	41,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/4/2014	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/4/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/04/14	$	9,650	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/04/14	$	120,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/04/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/04/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/05/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/05/14	$	83,700	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/05/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/05/14	$	28,558	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/08/14	$	7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
9/8/2014	$	15,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/8/2014	$	25,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/8/2014	$	25,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/09/14	$	138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/9/2014	$	317,347	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/9/2014	$	1,880,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
09/09/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/09/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/09/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/10/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/11/14	$ 35,340	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/11/14	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/12/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/12/14	$ 95,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/12/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/12/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/12/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/15/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/15/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/15/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/16/2014	$ 36,050	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/16/14	$ 2,159	Check was received by advisor and not promptly transmitted to operations within designated time period
09/16/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/17/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 188,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 47,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 46,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/18/2014	$ 30,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/18/2014	$ 70,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 9,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/18/14	$ 350	Check was received by advisor and not promptly transmitted to operations within designated time period
09/18/14	$ 74,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/19/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 106,375	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/19/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/22/14	$ 39,897	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/22/14.	$ 24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/22/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/22/14	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/23/14	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/23/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/23/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/24/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
09/24/14	$	192,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/24/14	$	48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/24/14	$	97,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/25/14	$	470,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/25/2014	$	150,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/25/14	$	24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/25/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	17,205	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/26/14	$	48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/29/14	$	188,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/29/14	$	142,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/29/2014	$	20,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/29/2014	$	30,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/29/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
9/29/2014	$	105,534	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/30/14	$	86,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/30/14	$	470,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/30/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
09/30/14	$	120,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/01/14	$	27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/01/14	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/01/14	$	1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/01/14	$	69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/02/14	$	46,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/02/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/02/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/03/14	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/3/2014	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/03/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/03/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/03/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	1,616	Check was received by advisor and not promptly transmitted to operations within designated time period
10/06/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/06/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/6/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/6/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/6/2014	$	150,172	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/07/14	$	48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/07/14	$	55,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/07/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/07/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/07/14	$	50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/08/14	$	50,504	Check was received by advisor and not promptly transmitted to operations within designated time period
10/08/14	$	10,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/8/2014	$	100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
10/08/14	$ 120,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/08/14	$ 102,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/08/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/09/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/9/2014	$ 117,362	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/9/2014	$ 172,100	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/09/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/09/14	$ 79,050	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/10/14	$ 20,733	Check was received by advisor and not promptly transmitted to operations within designated time period
10/10/14	$ 267	Check was received by advisor and not promptly transmitted to operations within designated time period
10/10/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/10/2014	$ 105,535	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/10/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/2014	$ 51,508	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/2014	$ 75,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/14/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/15/14	$ 5,262	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 9,771	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 965	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 1,791	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 15,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 3,833	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 2,064	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/15/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/15/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/15/14	$ 12,515	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/16/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/16/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/16/14	$ 50,431	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/16/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 31,797	Check was received by advisor and not promptly transmitted to operations within designated time period
10/17/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/2014	$ 100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/17/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/20/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/20/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount		Nature
10/21/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/21/14	$	47,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/22/14	$	10,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/22/14	$	3,300	Check was received by advisor and not promptly transmitted to operations within designated time period
10/22/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/22/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/23/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/23/14	$	195,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/23/2014	$	20,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/23/14	$	412,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	58,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/24/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	765	Check was received by advisor and not promptly transmitted to operations within designated time period
10/24/14	$	688	Check was received by advisor and not promptly transmitted to operations within designated time period
10/24/14	$	411	Check was received by advisor and not promptly transmitted to operations within designated time period
10/24/14	$	250	Check was received by advisor and not promptly transmitted to operations within designated time period
10/24/14	$	13,206	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/24/14	$	19,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	55,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/27/14	$	46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	594,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	495,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/28/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/29/14	$	47,970	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/30/14	$	129,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/30/14	$	9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/30/14	$	23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/30/14	$	93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/30/14	$	18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/31/2014	$	27,665	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/31/14	$	80,216	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/31/14	$	80,746	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/31/14	$	138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
10/31/14	$	19,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/3/2014	$	32,285	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/04/14	$	48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
11/04/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/4/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/04/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/04/14	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/04/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/04/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/05/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/05/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/05/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/05/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/05/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/6/2014	$ 450	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/6/2014	$ 55,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/6/2014	$ 80,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/6/2014	$ 100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/06/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/06/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/07/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/10/14	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/10/14	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/12/14	$ 10,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/12/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/12/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/13/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/13/14	$ 47,430	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/13/2014	$ 4,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/14/14	$ 99,197	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/14/14	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/14/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/14/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/14/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/14/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/17/14	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
11/17/14	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/18/14	$ 74,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/18/14	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/18/14	$ 0	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/14	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/14	$ 79,123	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/18/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/18/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/14	$ 14,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/19/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/20/14	$ 46,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/20/14	$ 376,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
11/20/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/20/2014	$ 15,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/20/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 112,232	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/21/14	$ 147,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 25,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 158,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 48,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/21/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 49,080	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/24/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 28,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 37,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/25/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/26/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/26/14	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/26/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
11/28/14	$ 39,348	Check was received by advisor and not promptly transmitted to operations within designated time period
11/28/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/02/14	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/02/14	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/02/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/02/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/03/14	$ 11,989	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/14	$ 4,641	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/14	$ 11,986	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/14	$ 3,250	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/14	$ 41,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/03/14	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
12/04/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/04/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/04/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/05/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/05/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/05/14	$ 140,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 294,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 60,055	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 138,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/08/14	$ 0	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 1,282	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 245,413	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 92,389	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/14	$ 77,551	Check was received by advisor and not promptly transmitted to operations within designated time period
12/10/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/10/14	$ 327,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/10/14	$ 144,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/10/14	$ 24,180	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/10/14	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/10/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/11/14	$ 41,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/11/14	$ 82,302	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/11/14	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/11/14	$ 20,161	Check was received by advisor and not promptly transmitted to operations within designated time period
12/12/2014	$ 75,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/12/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/12/14	$ 27,761	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/15/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/16/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/16/14	$ 12,090	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/16/14	$ 12,090	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/16/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/16/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/17/14	$ 49,443	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/17/14	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/17/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/17/14	$ 37,572	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/17/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/18/14	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/18/14	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/19/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/19/14	$ 140,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/19/14	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA

Date	Amount	Nature
12/19/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/19/14	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/19/14	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/19/14	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/19/14	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/19/14	$ 28,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/14	$ 46,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/23/14	$ 233,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/23/14	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/23/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/23/14	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/23/14	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/24/14	$ 7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 433	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 551	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 200	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 205	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 59	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 90	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 45	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 58	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 70	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 950	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 170	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/14	$ 470	Check was received by advisor and not promptly transmitted to operations within designated time period
12/26/14	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/26/14	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/29/14	$ 167,400	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/29/14	$ 54,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/29/14	$ 40,320	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/30/14	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/30/14	$ 30,975	Check was received by advisor and not promptly transmitted to operations within designated time period
12/30/14	$ 65,100	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/31/2014	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exceptions pursuant to FINRA
12/31/14	$ 2,790	Check was received by advisor and not promptly transmitted to operations within designated time period
12/31/14	$ 23,654	Check was received by advisor and not promptly transmitted to operations within designated time period